July 9, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Svitlana Sweat

Re:          Panhandle Oil and Gas Inc. (“Company”)

Form 10-K for Fiscal Year Ended September 30, 2012

Filed December 11, 2012

File No. 001-31759

Dear Ms. Sweat:

This letter is in response to your comment letter dated July 2, 2013.

Your comment was regarding:

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 2 “Properties”, Page 11

Proved Reserves, Page 14

You have stated, “The discussion of the 2012 conversion and revision to your proved undeveloped reserves (“PUDs”) to proved developed status does not appear to be consistent with the tabular presentation of changes to your PUDs on page 14 and on page 75 of Note 11 to your financial statements. Please revise your disclosures in future filings to eliminate these apparent inconsistencies in revision totals.”

Below is the table of changes to PUDs for fiscal year ended September 30, 2012, and revised language describing such changes. In future filings the Company will use this language (or similar) in its disclosure explaining the table of changes to proved undeveloped reserves.

Ms. Svitlana Sweat

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 9, 2013

   The following details the changes in proved undeveloped reserves for 2012 (Mcfe):

Beginning proved undeveloped reserves	44,575,844
Proved undeveloped reserves transferred to proved developed	(5,393,421)
Revisions	(22,369,152)
Extensions and discoveries	24,458,980
Purchases	9,612,804
Ending proved undeveloped reserves	50,885,055

The beginning PUD reserves were 44.6 Bcfe. A total of 5.4 Bcfe (12% of the beginning balance) were transferred to proved developed producing during 2012. The 22.4 Bcfe negative revisions to PUD consists of 24.3 Bcfe of negative pricing revisions partially offset by positive performance revisions of 1.9 Bcfe. The 24.3 Bcfe of negative pricing revisions (55% of the beginning balance) were removed during 2012 as the result of becoming uneconomic at 2012 prices. A total of 29.7 Bcfe (67% of the beginning balance) of PUD reserves were moved out of the category during 2012 as either the result of being transferred to proved developed (5.4 Bcfe) or removed as uneconomic (24.3 Bcfe). Only one PUD location from 2008, representing 1% of total 2012 PUD reserves remains in the PUD category while 45 PUD locations from 2009, representing 11% of total 2012 PUD reserves remain in the PUD category. The 46 PUD locations from 2008 and 2009 represent 8% of the Company’s current total of 589 PUD locations. We anticipate that all the Company’s PUD locations will be drilled and converted to PDP within five years of the date they were added. However, in the event that there are undrilled PUD locations at the end of the five-year period, it is our intent to remove the reserves associated with those locations from our proved reserves as revisions.

Closing Comments

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like us to fax this letter to any other staff member, please advise.

If you have questions or further comments, please contact one of the undersigned at 405.948.1560, or by telecopier at 405.948.2038.

Ms. Svitlana Sweat

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 9, 2013

Sincerely,

/s/Michael C. Coffman

Michael C. Coffman,

President and

Chief Executive Officer

/s/Paul F. Blanchard

Paul F. Blanchard,

Senior Vice President and

Chief Operating Officer

/s/Lonnie J. Lowry

Lonnie J. Lowry,

Vice President and

Chief Financial Officer